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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.        )*
                                          --------

                              Wegener Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   948595104
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                                 (CUSIP Number)

                           John W. Kauffman, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                Philadelphia, PA  19103; telephone: 215-979-1227
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 25, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 948595104
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Henry Partners, L.P.
    I.R.S. I.D. No. 23-2888396
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /X/

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    N/A
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         622,500 shares

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        -0-

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         622,500 shares

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     622,500 shares

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     4.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 948595104
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Matthew Partners, L.P.
    I.R.S. I.D. No. 23-3063303
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /X/

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    N/A
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Delaware

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         225,100 shares

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        -0-

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         225,100 shares

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     225,100 shares

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.8%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 948595104
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).
    Henry Investment Trust, L.P.
    I.R.S. I.D. No. 23-2887157
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) /X/

    (b) / /

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)
    WC

--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    N/A
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization
    Pennsylvania

--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of         847,600 shares*

   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially        -0-

Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting         847,600 shares*

   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With            -0-

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     847,600 shares

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     N/A
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     6.7%*

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     PN
--------------------------------------------------------------------------------

*NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

         This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13350 Technology Circle, Duluth, Georgia 30097.

Item 2. Identity and Background.

         (a) - (c)

         This Statement is filed by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew") and Henry Investment Trust, L.P. ("HIT"). Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. David W. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and David W. Wright. Each of the foregoing persons are sometimes referred to in this Schedule 13D as a "Reporting Person" and collectively as the "Reporting Persons." The principal business address of each Reporting Person is 255 South 17th Street, Suite 2501, Philadelphia, PA 19103.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 622,500 Shares owned by Henry is $883,389, and the aggregate purchase price of the 225,100 Shares owned by Matthew is $301,292. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4. Purpose of the Transaction.

         The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

         The Reporting Persons have conveyed their concerns about the Issuer's operating results and corporate governance to the Issuer's independent directors. Separately, each of Henry and Matthew has submitted a stockholder proposal to the Issuer in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 for presentation to the stockholders of the Issuer at its next annual meeting of stockholders.

         Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

         (a)-(b)

         The aggregate percentage of Shares reported owned by each person named herein is based upon 12,575,051 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

         As of August 26, 2005, Henry beneficially owned 622,500 Shares, constituting approximately 4.9% of the Shares outstanding, and Matthew beneficially owned 225,100 Shares, constituting approximately 1.8% of the Shares outstanding. Mr. Wright, as President of Canine, as the sole general partner of HIT, as the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

         (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                                                        No. of Shares                  Purchase Price
       Name of Purchaser               Date of Purchase                   Purchased                      Per Share
       -----------------               ----------------                 -------------                  --------------
         Henry                           6/29/2005                            20,000                        $1.53
         Henry                           7/01/2005                            36,000                        $1.21
         Henry                           8/01/2005                            12,500                        $1.22
         Henry                           8/16/2005                           184,000                        $1.23
         Henry                           8/24/2005                            15,000                        $1.31
         Henry                           8/25/2005                            15,000                        $1.33
         Matthew                         6/29/2005                            10,000                        $1.53
         Matthew                         7/01/2005                            12,000                        $1.21
         Matthew                         8/03/2005                            10,100                        $1.22
         Matthew                         8/10/2005                             7,000                        $1.23
         Matthew                         8/16/2005                            66,000                        $1.23
         Matthew                         8/24/2005                             5,000                        $1.31
         Matthew                         8/25/2005                             5,000                        $1.33


         (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


         Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in
Item 2 and any other person, with respect to the securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

         1.       Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         HENRY PARTNERS, L.P., by its General
                                         Partner, HENRY INVESTMENT TRUST, L.P.,
                                         by its General Partner, CANINE
                                         PARTNERS, LLC


Date:    August 26, 2005                 By: /s/ David W. Wright
                                            ------------------------------------
                                             David W. Wright,
                                             President


                                         MATTHEW PARTNERS, L.P., by its General
                                         Partner, HENRY INVESTMENT TRUST, L.P.,
                                         by its General Partner, CANINE
                                         PARTNERS, LLC


Date:    August 26, 2005                 By: /s/ David W. Wright
                                           -------------------------------------
                                             David W. Wright,
                                             President


                                         HENRY INVESTMENT TRUST, L.P., by its
                                         General Partner, CANINE PARTNERS, LLC


Date:    August 26, 2005                 By: /s/ David W. Wright
                                             -----------------------------------
                                             David W. Wright,
                                             President

                             JOINT FILING AGREEMENT

         The undersigned, the Reporting Persons named in this Schedule 13D (the "Schedule 13D"), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

               IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 26th day of August, 2005.

                                          HENRY PARTNERS, L.P., by its General
                                          Partner, HENRY INVESTMENT TRUST, L.P.,
                                          by its General Partner, CANINE
                                          PARTNERS, LLC


                                          By: /s/ David W. Wright
                                             -----------------------------------
                                              David W. Wright,
                                              President


                                          MATTHEW PARTNERS, L.P., by its General
                                          Partner, HENRY INVESTMENT TRUST, L.P.,
                                          by its General Partner, CANINE
                                          PARTNERS, LLC


                                          By: /s/ David W. Wright
                                             -----------------------------------
                                              David W. Wright,
                                              President


                                         HENRY INVESTMENT TRUST, L.P., by its
                                         General Partner, CANINE PARTNERS, LLC


                                         By:  /s/ David W. Wright
                                            ------------------------------------
                                              David W. Wright,
                                              President